Sun Life Reports Third Quarter 2020 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2020 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2020, prepared in accordance with International Financial Reporting Standards ("IFRS"), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 4, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2020. Third quarter reported net income was $750 million and underlying net income(1) was $842 million.

	Quarterly results		Year-to-date
Profitability	Q3'20	Q3'19	2020	2019
Reported net income ($ millions)	750	681	1,660	1,899
Underlying net income ($ millions)(1)	842	809	2,351	2,265
Reported EPS ($)(2)	1.28	1.15	2.83	3.19
Underlying EPS ($)(1)(2)	1.44	1.37	4.02	3.81
Reported return on equity ("ROE")(1)	13.5%	13.0%	10.1%	11.8%
Underlying ROE(1)	15.1%	15.5%	14.3%	14.1%

Growth	Q3'20	Q3'19	2020	2019
Insurance sales ($ millions)(1)	681	685	2,076	2,122
Wealth sales ($ billions)(1)	52.7	41.2	169.2	114.1
Value of new business ("VNB")($ millions)(1)	261	252	847	869
Assets under management ("AUM")($ billions)(1)	1,186.3	1,062.9	1,186.3	1,062.9

Financial Strength	Q3'20	Q4'19
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	144%	143%
Sun Life Assurance(4)	127%	130%
Financial leverage ratio (at period end)(1)	21.5%	21.2%

"Sun Life delivered a strong third quarter. We achieved underlying net income of $842 million, an increase of $33 million from the prior year, and reported net income increased by 10% to $750 million when compared to the third quarter of 2019," said Dean Connor, President and CEO, Sun Life.

"Our Asset Management business generated a 25% increase in year-over-year sales and Sun Life reached approximately $1.2 trillion in AUM in the third quarter. We also completed the majority acquisition of InfraRed Capital Partners and recently announced our intention to purchase a majority stake in Crescent Capital Group LP, which will further extends SLC Management’s platform to include alternative credit across public and private markets. This will bring SLC Management's total AUM to approximately $145 billion on a pro forma basis as at September 30, 2020."

Connor added, "So far this year we have delivered more than $140 million of claims payments to the families of Clients who have succumbed to COVID-19, and paid millions in additional pandemic related health claims. It is times like these that underscore the importance of what we do for Clients."

(1)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2020 ("Q3 2020 MD&A").
(2)    All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)    For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q3 2020 MD&A.
(4)    Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
                  EARNINGS NEWS RELEASE           Sun Life Financial Inc. Third Quarter 2020 1

Financial and Operational Highlights - Quarterly Comparison (Q3 2020 vs. Q3 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q3'20	Q3'19	change	Q3'20	Q3'19	change	Q3'20	Q3'19	change	Q3'20	Q3'19	change
Canada	387	223	74%	293	268	9%	147	204	(28)%	6,837	4,136	65%
U.S.	(113)	(186)	39%	136	135	1%	230	184	25%	—	—	—
Asset Management	251	221	14%	294	251	17%	—	—	—	43,066	34,442	25%
Asia	236	170	39%	164	138	19%	304	297	2%	2,781	2,573	8%
Corporate	(11)	253	nm(2)	(45)	17	nm(2)	—	—	—	—	—	—
Total	750	681	10%	842	809	4%	681	685	(1)%	52,684	41,151	28%

(1)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2020 MD&A.
(2)    Not meaningful.

Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable assumption changes and management actions ("ACMA") and fair value adjustments on MFS's(1) share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in Group Benefits ("GB") in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019(2), unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale ("AFS") gains(3). Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 13.5% in the third quarter of 2020. Underlying ROE was 15.1%, compared to 15.5% in the third quarter of 2019, reflecting higher underlying net income and the increase in common shareholders' equity. Common shareholders' equity increased, driven by common shareholders' net income and the impacts of foreign exchange, partially offset by dividend distributions and share repurchases in the first quarter of 2020. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.4 billion in cash and other liquid assets.

On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will increase the SLF Inc. LICAT ratio by over three percentage points.

On October 21, 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP(4), a global alternative credit investment manager with approximately $38 billion (US$28 billion) in AUM as at June 30, 2020. Crescent will form part of SLC Management, extending our solutions in alternative credit to the benefit of existing and prospective clients. The transaction includes the ability to acquire the remaining 49% interest of Crescent in the future. On acquisition, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

(1)    MFS Investment Management ("MFS").
(2)    The impact of the resolution of tax matters from prior years in 2019, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account ("tax matters that were favourable in the third quarter of 2019"). The results include income of $78 million, of which $58 million was in Corporate and $20 million in Canada.
(3)    Excluding net gains relating to the impact from the repayment of our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section I - Additional Financial Disclosure our Q3 2020 MD&A for additional information.
(4)    Crescent Capital Group LP ("Crescent").
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A leader in insurance and wealth solutions in our Canadian Home Market
Canada’s reported net income was $387 million in the third quarter of 2020, an increase of $164 million or 74% compared to the same period in 2019, driven by market-related impacts and ACMA. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $293 million in the third quarter of 2020, an increase of $25 million or 9%, compared to the same period in 2019, driven by favourable results in GB and business growth, partially offset by lower net investment returns on surplus, lower AFS gains, and the impact of tax matters that were favourable in the third quarter of 2019. Favourable results in GB were driven by lower disability claim volumes in the quarter and pricing actions, partially offset by the investment we made to improve the disability operations.

Canada insurance sales were $147 million in the third quarter of 2020, a decrease of $57 million or 28% compared to the same period in 2019, primarily in GB as a result of lower market activity. Canada wealth sales were $6.8 billion for the third quarter of 2020, an increase of $2.7 billion or 65% compared to the same period in 2019, driven by higher large case sales in Group Retirement Services ("GRS") and higher guaranteed product sales in individual wealth.

We continue to make it easier for Clients to do business with us as 91% of all retail insurance applications were processed digitally in the quarter enabling advisors to focus on what matters most, advising our Clients. In addition to our digital offerings, we continued to demonstrate our core business strength and solidify our position as the leader(1) in Canada’s Group Retirement space with significant wins in the quarter. In Defined Benefit Solutions, our pension risk transfer business, we completed a $1.1 billion payout annuity sale. This was the largest single day annuity transaction by an insurer in Canada, reinforcing our position as a leader in this market. In our Defined Contribution business, we continue to be the leading provider of defined contribution capital accumulation plans, and this quarter assumed responsibility for the administration of one of the largest plans in the education sector with $1.7 billion of assets.

A leader in U.S. group benefits
U.S.'s reported net loss was $113 million in the third quarter of 2020, an improvement of $73 million compared to the same period in 2019, driven by less unfavourable ACMA, and improved market-related impacts primarily from interest rates. Underlying net income in the third quarter of 2020 was in line with the same period in 2019, as favourable morbidity experience in medical stop-loss, business growth and higher investing activity were offset by unfavourable mortality in Group Benefits, unfavourable expense experience and less favourable credit experience. The trailing four-quarter after-tax profit margin for U.S. Group Benefits(2) was 7.8% as of the third quarter of 2020, compared to 7.2% as of the third quarter of 2019.

U.S. insurance sales were US$172 million in the third quarter of 2020, an increase of US$33 million or 24% compared to the same period in 2019, reflecting higher sales across all businesses, a good result given our direct sales force is operating virtually.

We launched a number of new products and partnerships in the quarter, continuing to create innovative solutions based on marketplace needs for digital tools and tailored insurance coverages. We added three stop-loss offerings for self-funded employers that provide protection from the risks of COVID-19. We also partnered with key human resources and benefits administration providers to connect directly to their digital platforms, simplifying benefits for Clients by removing manual processes and providing real-time insurance decisions. In addition, we entered into a 10-year renewal and expansion of our partnership with The MGIS Companies to provide customized life and disability products for the unique needs of healthcare professionals.

A leader in Global Asset Management
Asset Management’s reported net income was $251 million in the third quarter of 2020, an increase of $30 million or 14% compared to the same period in 2019, reflecting lower acquisition, integration and restructuring costs, partially offset by unfavourable fair value adjustments on MFS's share-based payment awards. Underlying net income was $294 million in the third quarter of 2020, an increase of $43 million or 17% compared to the same period in 2019, driven by higher average net assets ("ANA"), partially offset by changes in net investment returns and higher sales expenses in MFS. The pre-tax net operating profit margin ratio for MFS(2) was 40% in the third quarter of 2020, consistent with the same period last year.

Asset Management ended the third quarter with $836.0 billion in AUM, consisting of $730.1 billion (US$548.2 billion) in MFS, and $105.9 billion in SLC Management. MFS reported net inflows of $6.0 billion (US$4.5 billion) and SLC Management reported net inflows of $0.9 billion.

In the third quarter of 2020, 86%, 89% and 84% of MFS's U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed the acquisition of the majority stake in InfraRed Capital Partners ("InfraRed"), a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future.

On October 21, 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP, a global alternative credit investment manager with approximately $38 billion (US$28 billion) in assets under management as at June 30, 2020. Crescent will form part of SLC Management, extending our solutions in alternative credit to the benefit of existing and prospective clients. The transaction includes the ability to acquire the remaining 49% interest of Crescent in the future.

(1) 2019 Fraser Pension Universe Report released August 11, 2020.
(2) Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2020 MD&A.
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A leader in Asia through distribution excellence in higher growth markets
Asia’s reported net income was $236 million in the third quarter of 2020, an increase of $66 million or 39% compared to the same period in 2019, driven by favourable ACMA impacts and improved market-related impacts, predominantly from equity markets. Underlying net income was $164 million in the third quarter of 2020, an increase of $26 million or 19% compared to the same period in 2019, driven by new business gains, primarily in International Hubs, favourable expense experience and business growth, partially offset by less favourable credit experience.

Asia insurance sales were $304 million in the third quarter of 2020, an increase of $7 million or 2% compared to the same period in 2019, as increases, primarily in International Hubs, were largely offset by the Philippines as a result of the impact of COVID-19. Asia wealth sales were $2.8 billion in the third quarter of 2020, an increase of $208 million or 8% compared to the same period in 2019, driven by fixed income sales in India, partially offset by lower wealth sales in the Philippines.

Over the quarter, we rolled out Remote Online Medical Exam ("ROME") in the Philippines, where accredited health professionals perform online medical examinations for prospective Sun Life Clients, a first in the local market. We were also one of the first insurers to introduce non-face-to-face sales in Vietnam with the launch of our new digital solution, SunFast, which supports advisors in approaching, consulting and completing the insurance application for Clients without requiring in-person meetings. Virtual sales experiences are now in operation across nearly all markets, enabling advisors and Clients to transact safely and securely. The introduction of these new virtual capabilities helps Clients to stay financially protected amid the COVID-19 pandemic and positions us to withstand future disruptions.

Corporate
Corporate's reported net loss was $11 million in the third quarter of 2020, compared to reported net income of $253 million in the same period in 2019, driven by ACMA impacts predominantly pertaining to the UK in the prior period. Underlying net loss was $45 million in the third quarter of 2020, compared to underlying net income of $17 million in the same period in 2019, reflecting the impact of tax matters that were favourable in the third quarter of 2019 and unfavourable credit experience, partially offset by improved expense experience.

COVID-19 Pandemic Update
COVID-19 has affected all areas of our business and we are working to continue to be there for our Clients, advisors, employees, communities and shareholders. We continue to adjust our operations across each of our businesses as government restrictions and measures evolve around the globe. Our business continuity processes have been successful in ensuring that key business functions and normal operations continue during this unprecedented disruption. We have processes in place to monitor and maintain ongoing systems availability, stability, and security. We thank our employees and advisors for being there for our Clients through these difficult times.

Our working from home strategy continues to operate effectively and, depending on each location, the return to offices has been gradual and measured to ensure the health and safety of our employees and our communities.

We continue to support Clients facing financial hardships. This includes the extension of grace periods for premium payments for individual insurance and Group Benefits Clients, and rebates and credits to Group Benefits Clients.

Earlier in the year, OSFI(1) had introduced temporary measures to provide relief to financial institutions at the start of the pandemic. For insurers, these measures included capital relief relating to certain payment deferrals granted. In August, OSFI announced that the relief relating to these payment deferrals will be gradually phased out. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI’s special capital treatment. For our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferrals being up to 3 months.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

The path and implications of COVID-19 are still uncertain and dependent on the progression of the virus, potential treatments and therapies, the availability of a vaccine and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section H - Risk Management in our Q3 2020 MD&A.

(1) The Office of the Superintendent of Financial Institutions ("OSFI").

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Earnings Conference Call
The Company’s third quarter 2020 financial results will be reviewed at a conference call on Thursday, November 5, 2020, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q3 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America) using Conference ID: 4449049. A replay of the conference call will be available from Thursday, November 5, 2020 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, November 19, 2020 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 4449049.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager, Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management
Tel: 416-988-0542	Tel: 647-256-8201
irene.poon@sunlife.com	investor.relations@sunlife.com

5 Sun Life Financial Inc. Third Quarter 2020           EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q3 2020 MD&A under the heading M - Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

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The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3'20	Q2'20	Q3'19	2020	2019
Reported net income	750	519	681	1,660	1,899
Market-related impacts
Equity market impacts
Impacts from equity market changes	42	105	2	(156)	84
Basis risk impacts	8	(46)	7	(95)	3
Equity market impacts	50	59	9	(251)	87
Interest rate impacts(1)
Impacts of interest rate changes	18	(123)	(104)	(192)	(325)
Impacts of credit spread movements	(27)	(72)	4	28	(45)
Impacts of swap spread movements	(5)	(10)	10	24	33
Interest rate impacts	(14)	(205)	(90)	(140)	(337)
Impacts of changes in the fair value of investment properties	(37)	(41)	(8)	(90)	(5)
Less: Market-related impacts	(1)	(187)	(89)	(481)	(255)
Less: Assumption changes and management actions	(53)	5	—	(101)	(31)
Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	5	—	(5)	4	(9)
Fair value adjustments on MFS's share-based payment awards	(32)	(24)	(8)	(46)	(27)
Acquisition, integration and restructuring(2)	(11)	(14)	(26)	(67)	(44)
Less: Total of other adjustments	(38)	(38)	(39)	(109)	(80)
Underlying net income	842	739	809	2,351	2,265
Reported EPS (diluted) ($)	1.28	0.88	1.15	2.83	3.19
Less: Market-related impacts ($)	—	(0.32)	(0.16)	(0.83)	(0.42)
Assumption changes and management actions ($)	(0.09)	0.01	—	(0.17)	(0.05)
Certain hedges in Canada that do not qualify for hedge accounting ($)	0.01	—	(0.01)	0.01	(0.02)
Fair value adjustments on MFS's share-based payment awards ($)	(0.06)	(0.04)	(0.01)	(0.08)	(0.05)
Acquisition, integration and restructuring ($)	(0.02)	(0.03)	(0.04)	(0.12)	(0.07)
Impact of convertible securities on diluted EPS ($)	—	—	—	—	(0.01)
Underlying EPS (diluted) ($)	1.44	1.26	1.37	4.02	3.81

(1)    Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)    Amounts include acquisition costs for the BGO acquisition and the InfraRed acquisition, which includes the unwinding of the discount for the Put option and Deferred payments liability of $11 million in the third quarter of 2020 and in the second quarter of 2020. As a result of various ongoing projects initiated in the fourth quarter of 2019 to simplify our organizational structure and drive efficiencies, we also recorded a restructuring charge of $28 million in the first quarter of 2020.

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures, which are referenced in this news release:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam and sales from International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impacts of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.
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After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our pending acquisition of a majority stake in Crescent, (iv) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q3 2020 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2019 Annual Information Form under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures.

The following risk factors are related to our acquisition of a majority stake in Crescent that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the impact of the announcement of the transaction on Sun Life and Crescent. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life Financial Inc. is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
8 Sun Life Financial Inc. Third Quarter 2020           EARNINGS NEWS RELEASE